1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 21, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

PROPOSAL TO DECLARE
FINAL DIVIDEND FOR THE YEAR 2006

As the acquisitions of Shandong Aluminum Industry Co., Ltd. and Lanzhou Aluminum Co., Ltd. have been completed and the A shares of the Company were listed on the Shanghai Stock Exchange on 30 April 2007, the Board resolved to declare, subject to approval by the Shareholders, the final dividend for the year 2006 of RMB0.115 per share (inclusive of tax), totalling RMB1,481,959,907.59 based on 12,886,607,892 shares in the total share capital of the Company upon completion of the A share issue by the Company.

The proposal to declare and pay the final dividend for the year 2006 is subject to approval of the Shareholders at the SGM of the Company to be held on 10 July 2007. Two additional resolutions will be proposed to be resolved at the SGM: (1) payment of the discretionary bonus to the directors, supervisors and other senior management of the Company for the year 2006; and (2) renewal of the liability insurance for the directors, supervisors and other senior management of the Company for the year of 2007/2008.

A notice convening the SGM to approve the proposed distribution of final dividend for the year 2006 and other proposed resolutions will be despatched to the Shareholders in due course.

Reference is made to the 2006 results announcement of the Company dated 10 March, 2007 and the 2006 Annual Report relating to the proposal to declare the final dividend of the Company for the year 2006 upon completion of the A share issue and the acquisitions of Shandong Aluminum Industry Co., Ltd. and Lanzhou Aluminum Co., Ltd. by the Company.

As the acquisitions of Shandong Aluminum Industry Co., Ltd. and Lanzhou Aluminum Co., Ltd. have been completed and the A shares of the Company were listed on the Shanghai Stock Exchange on 30 April 2007, the Company is pleased to announce that at a meeting of the board of directors (the "Board") of the Company held on 18 May 2007, the Board resolved to declare the final dividend for the year 2006 of RMB0.115 per share (inclusive of tax), totalling RMB1,481,959,907.59 based on 12,886,607,892 shares in the total issued share capital of the Company upon completion of the A share issue by the Company. The proposed final dividend is based on the 35% of the annual profit after tax of the Company after deducting interim distributed dividend. Such dividend, when declared, will be distributed to the new and existing shareholders of the Company (the "Shareholders").

The proposal to declare and pay the final dividend for the year 2006 is subject to approval by the Shareholders at a special general meeting of the Company (the "SGM") to be held on 10 July 2007 at the Company's conference room at 29th Floor, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

It is also proposed to resolve the following additional resolutions at the SGM:

1.	To consider and approve the proposal to pay the discretionary bonus to the directors, supervisors and other senior management of the Company for the year 2006; and

2.	To consider and approve the proposal to renew the liability insurance for the directors, supervisors and other senior management of the Company for the year 2007/2008.

A notice convening the SGM to approve the proposed distribution of final dividend for the year 2006 and the above two resolutions will be despatched to the Shareholders in due course.

By order of the Board of Directors of Aluminum Corporation of China Limited* Liu Qiang Company Secretary

Beijing, 18 May 2007

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan. Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Helmut Wieser and Mr. Shi Chungui (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zuoyuan (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary